                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            REDIFF.COM INDIA LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Equity Shares, Rs. 5 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    757479100
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             Scott A. Arenare, Esq.
                       Vice President and General Counsel
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 22, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box: [ ]

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 757479100                                           Page 2 of 14 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,008,000

                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
   SHARES
BENEFICIALLY
 OWNED BY             --------- ------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     2,008,000

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,008,000

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.7%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 757479100                                           Page 3 of 14 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC                      I.D. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,008,000

                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
   SHARES
BENEFICIALLY
 OWNED BY             --------- ------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     2,008,000

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           2,008,000

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.7%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 757479100                                           Page 4 of 14 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.               I.D. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       2,008,000
BENEFICIALLY
 OWNED BY             --------- ------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,008,000

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,008,000

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.7%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 757479100                                           Page 5 of 14 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Ventures International, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       2,008,000
BENEFICIALLY
 OWNED BY             --------- ------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,008,000

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           2,008,000

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.7%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 757479100                                           Page 6 of 14 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Queenswood Investments Limited                       I.D. #98-0216409
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Mauritius

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,008,000

                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
   SHARES
BENEFICIALLY
 OWNED BY             --------- ------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     2,008,000

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           2,008,000

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.7%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Schedule 13D is being filed on behalf of Warburg, Pincus & Co., a New York general partnership ("WP"), E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities "WPEP"), Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership ("WPVI"), and Queenswood Investments Limited, a Mauritius corporation ("Queenswood" and, together with WP, EMW, WPEP and WPVI, the "Reporting Entities"). This Schedule 13D relates to the equity shares, par value Rs. 5, of Rediff.com India Limited, a limited liability company organized under the laws of the Republic of India (the "Company"). Unless the context otherwise requires, references herein to the "Equity Shares" are to the equity shares of the Company, par value Rs. 5 per share.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Equity Shares and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is Mahalaxmi Engineering Estate, 1st Floor, L.J. First Cross Road, Mahim (West), Mumbai 400 016, India.

Item 2. Identity and Background.

     (a) This statement is filed by the Reporting Entities. The sole general partner of WPEP and WPVI is WP. EMW manages WPEP and WPVI. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. Lionel I. Pincus disclaims any beneficial ownership of the Equity Shares reported herein as being beneficially owned by the Reporting Entities. The general partners of WP and the members of EMW are described in Schedule I hereto. WPEP and WPVI each own 50% of Queenswood. Each executive officer and director of Queenswood is described in Schedule II hereto.

     (b) The address of the principal business and principal office of WP, EMW, WPEP, WPVI and those persons listed in Schedule I hereto is 466 Lexington Avenue, New York, New York 10017. The address of the principal business and principal office of Queenswood and those persons listed in Schedule II hereto is c/o Warburg, Pincus & Co., 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of WP is acting as general partner of WPEP, Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P., WPVI and Warburg, Pincus Capital Company, L.P. The principal business of EMW is acting as manager of WPEP, Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P., WPVI and Warburg, Pincus Capital Company, L.P. The principal business of WPEP and WPVI is that of a partnership engaged in making venture capital and related investments. Queenswood was formed to acquire the Equity Shares on behalf of WPEP and WPVI.

     (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated on Schedule I and II hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds required by Queenswood to purchase the Equity Shares pursuant to the Purchase Agreement, dated December 22, 2000 by and between Queenswood and Intel Corporation (the "Purchase Agreement"), attached hereto as Exhibit 2 and incorporated herein by reference, was US$3,547,500. Prior to the Company's initial public offering, in June 2000, Queenswood owned 1,363,000 Equity Shares. The total amount of funds required by Queenswood to purchase all of these shares was $3,629,976, for an aggregate of $7,177,476. All of the funds required to acquire the Equity Shares held by Queenswood were obtained from the working capital of WPEP and WPVI, which funds were contributed as a capital contribution to Queenswood to enable Queenswood to purchase the Equity Shares.

Item 4. Purpose of Transaction.

     On December 22, Queenswood acquired an additional 645,000 Equity Shares of the Company for an aggregate purchase price of US$3,547,500 pursuant to the Purchase Agreement.

     The purchase by Queenswood of the Equity Shares was effected because of the Reporting Entities' belief that the Company represented, and that the Company continues to represent, an attractive investment. WP views the investment as attractive based on the Company's business prospects and strategy, and is very supportive of the management team and its ability to execute this strategy. The Reporting Entities may from time to time acquire additional Equity Shares or engage in discussions with the Company concerning further acquisitions of Equity Shares or further investments by them in the Company. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the Equity Shares, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company.

     Except as set forth above in this statement, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I or Schedule II hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) As of December 22, 2000, WP, EMW and Queenswood each beneficially owned 2,008,000 Equity Shares. WPEP and WPVI each beneficially owned 50% or 1,004,000 of the Equity Shares. By reason of their respective relationships with Queenswood, each of the Reporting Enitities may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the Equity Shares that Queenswood beneficially owns.

     The 2,008,000 Equity Shares represented approximately 15.7% of the outstanding Equity Shares, based on the 12,795,200 Equity Shares outstanding as of September 30, 2000, as represented by the Company in its Form 6-K for the quarter ended September 30, 2000.

     (b) Queenswood has, and WP and EMW, by virtue of their control position with respect to WPEP and WPVI, the two shareholders of Queenswood, may be deemed to have, the sole power to vote or to direct the vote and to dispose or to direct the disposition with respect to the 2,008,000 Equity Shares owned by Queenswood. By virtue of their ownership positions in Queenswood, WPVI and WPEP each may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition with respect to the Equity Shares owned by Queenswood.

     (c) Except for the transaction described in Item 4, during the last sixty days there were no transactions effected by the Reporting Entities or by any of the persons set forth on Schedules I and II hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     By virtue of the relationships among the Reporting Entities as described in
Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement, attached hereto as
Exhibit 1, with respect to the joint filing of this statement, and any amendment or amendments hereto.

     The Purchase Agreement by and between Queenswood Investments Limited and Intel Corporation was entered into on December 22, 2000 and is described herein in Item 3.

     Pursuant to the terms of an Amended and Restated Shareholders' Rights Agreement (the "Shareholders Agreement"), dated as of February 2000, among the Company, Queenswood and certain other shareholders of the Company, the Company agreed, among other things, to provide Queenswood and certain other shareholders with demand and piggyback registration rights and certain preemptive rights. Certain founding shareholders party to the Shareholders Agreement agreed to provide co-sale rights in favor of Queenswood and certain other shareholders in the event of a sale of Equity Shares by the founding shareholders. The foregoing summary of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is filed as Exhibit 3 hereto and incorporated herein by reference.

     Except as referred to above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of December 29, 2000, by and among the Reporting Entities.

     2. Purchase Agreement, dated as of December 22, 2000, by and between Queenswood Investments Limited and Intel Corporation.

     3. Amended and Restated Shareholders' Rights Agreement, dated as of February 2000, among the Company, Queenswood and certain other shareholders of the Company.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 29, 2000               QUEENSWOOD INVESTMENTS LIMITED

                                        By: /s/ Charles R. Kaye
                                            ------------------------------
                                        Name:  Charles R. Kaye
                                        Title: Director


Dated:  December 29, 2000               WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/  Reuben S. Leibowitz
                                            ------------------------------
                                        Name:  Reuben S. Leibowitz
                                        Title:  Partner


Dated:  December 29, 2000               WARBURG, PINCUS VENTURES
                                        INTERNATIONAL, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/  Reuben S. Leibowitz
                                            ------------------------------
                                        Name:  Reuben S. Leibowitz
                                        Title: Partner

Dated:  December 29, 2000               WARBURG, PINCUS & CO.

                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                        Name:  Reuben S. Leibowitz
                                        Title: Partner


Dated:  December 29, 2000               E.M. WARBURG, PINCUS & CO., LLC

                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                        Name:  Reuben S. Leibowitz
                                        Title: Member

                                                                      SCHEDULE I
                                                                      ----------

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of E.M. Warburg, Pincus & Co., LLC ("EMW LLC"). The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") is WP. WPEP, WP, and EMW LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                                      GENERAL PARTNERS OF WP
                                      ----------------------
---------------------------- -------------------------------------------------------------------
                                             PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                                TO POSITION WITH WP, AND POSITIONS
                 NAME                              WITH THE REPORTING ENTITIES
---------------------------- -------------------------------------------------------------------
Joel Ackerman                Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Harold Brown                 Partner of WP; Member and Senior Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
W. Bowman Cutter             Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Cary J. Davis                Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Stephen Distler              Partner of WP; Member, Managing Director and Treasurer of EMW LLC
---------------------------- -------------------------------------------------------------------
Stewart K. P. Gross          Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------


                                               S-1



---------------------------- -------------------------------------------------------------------
Patrick T. Hackett           Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Jeffrey A. Harris            Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
William H. Janeway           Partner of WP; Member and Senior Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Douglas M. Karp              Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Charles R. Kaye              Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Henry Kressel                Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Joseph P. Landy              Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Sidney Lapidus               Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Kewsong Lee                  Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Jonathan S. Leff             Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Reuben S. Leibowitz          Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
David E. Libowitz            Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Nancy Martin                 Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Edward J. McKinley           Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Rodman W. Moorhead III       Partner of WP; Member and Senior Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Howard H. Newman             Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------


                                               S-2



---------------------------- -------------------------------------------------------------------
Gary D. Nusbaum              Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Dalip Pathak                 Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Lionel I. Pincus             Managing Partner of WP; Managing Member, Chairman of the Board and
                             Chief Executive Officer of EMW LLC
---------------------------- -------------------------------------------------------------------
John D. Santoleri            Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Henry Schacht                Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Steven G. Schneider          Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
John L. Vogelstein           Partner of WP; Member and Vice Chairman of EMW LLC
---------------------------- -------------------------------------------------------------------
Elizabeth H. Weatherman      Partner of WP; Member and Managing Director of EMW LLC
---------------------------- -------------------------------------------------------------------
Pincus & Co.*
---------------------------- -------------------------------------------------------------------
NL & Co.**
---------------------------- -------------------------------------------------------------------

---------------------

*  New York limited partnership; primary activity is ownership interest in WP and EMW LLC.

** New York limited partnership; primary activity is ownership interest in WP.

As of 6/00

                                           MEMBERS OF EMW LLC
                                           ------------------
------------------------------- -----------------------------------------------------------------------
                                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                                TO POSITION WITH EMW LLC, AND POSITIONS
                 NAME                                 WITH THE REPORTING ENTITIES
------------------------------- -----------------------------------------------------------------------
Joel Ackerman                   Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Frank M. Brochin (1)            Member and Managing Director of EMW LLC
------------------------------- -----------------------------------------------------------------------
Harold Brown                    Member and Senior Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
W. Bowman Cutter                Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Cary J. Davis                   Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Stephen Distler                 Member, Managing Director, and Treasurer of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Tetsuya Fukagawa (2)            Member and Managing Director of EMW LLC
------------------------------- -----------------------------------------------------------------------
Stewart K. P. Gross             Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Alf Grunwald (3)                Member and Managing Director of EMW LLC
------------------------------- -----------------------------------------------------------------------
Patrick T. Hackett              Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Jeffrey A. Harris               Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Roberto Italia (4)              Member and Managing Director of EMW LLC
------------------------------- -----------------------------------------------------------------------
William H. Janeway              Member and Senior Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------


                                                  S-4



------------------------------- -----------------------------------------------------------------------
Douglas M. Karp                 Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Charles R. Kaye                 Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Henry Kressel                   Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Rajiv B. Lall (5)               Member and Managing Director of EMW LLC
------------------------------- -----------------------------------------------------------------------
Joseph P. Landy                 Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Sidney Lapidus                  Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Kewsong Lee                     Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Jonathan S. Leff                Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Reuben S. Leibowitz             Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
David E. Libowitz               Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Nicholas J. Lowcock (6)         Member and Managing Director of EMW LLC
------------------------------- -----------------------------------------------------------------------
John W. MacIntosh (7)           Member and Managing Director of EMW LLC
------------------------------- -----------------------------------------------------------------------
Nancy Martin                    Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Edward J. McKinley              Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
James McNaught-Davis (6)        Member and Managing Director of EMW LLC
------------------------------- -----------------------------------------------------------------------
Rodman W. Moorhead III          Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Howard H. Newman                Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------


                                                  S-5



------------------------------- -----------------------------------------------------------------------
Gary D. Nusbaum                 Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Dalip Pathak                    Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Lionel I. Pincus                Managing Member, Chairman of the Board and Chief Executive of EMW LLC;
                                Managing Partner of WP
------------------------------- -----------------------------------------------------------------------
John D. Santoleri               Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Henry Schacht                   Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Steven G. Schneider             Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Dominic H. Shorthouse (6)       Member and Managing Director of EMW LLC
------------------------------- -----------------------------------------------------------------------
Melchior Stahl (3)              Member and Managing Director of EMW LLC
------------------------------- -----------------------------------------------------------------------
Chang Q. Sun (8)                Member and Managing Director of EMW LLC
------------------------------- -----------------------------------------------------------------------
John L. Vogelstein              Member and Vice Chairman of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Elizabeth H. Weatherman         Member and Managing Director of EMW LLC; Partner of WP
------------------------------- -----------------------------------------------------------------------
Jeremy S. Young (6)             Member and Managing Director of EMW LLC
------------------------------- -----------------------------------------------------------------------
Pincus & Co.*
------------------------------- -----------------------------------------------------------------------

(1) - Citizen of France

(2) - Citizen of Japan

(3) - Citizen of Germany

(4) - Citizen of Italy

(5) - Citizen of India

(6) - Citizen of United Kingdom

(7) - Citizen of Canada


                                                  S-6



(8) - Citizen of China

* New York limited partnership; primary activity is ownership interest in WP and EMW LLC

As of  6/00

                                                                     SCHEDULE II
                                                                     -----------

     Set forth below is the name, position and present principal occupation of each executive officer and director of Queenswood Investments Limited ("Queenswood"). Except as otherwise indicated, the business address of each of such persons is c/o Warburg, Pincus & Co., 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

     As used below, "WP" shall mean Warburg, Pincus & Co. and "EMW LLC" shall mean E.M. Warburg, Pincus & Co., LLC.


                               OFFICERS AND DIRECTORS OF QUEENSWOOD
                               ------------------------------------
--------------------------- ---------------------------------------------------------------------
                                            PRESENT PRINCIPAL OCCUPATION IN ADDITION
                 NAME                             TO POSITIONS WITH QUEENSWOOD
--------------------------- ---------------------------------------------------------------------
Pierre Dinan (1)            Chartered Accountant
--------------------------- ---------------------------------------------------------------------
Uday K. Gujadhur (1)        Certified Accountant
--------------------------- ---------------------------------------------------------------------
Charles R. Kaye             Partner of WP; Member and Managing Director of EMW LLC
--------------------------- ---------------------------------------------------------------------
Rajesh Khanna (2)           Vice President of EMW LLC
--------------------------- ---------------------------------------------------------------------
Dalip Pathak                Partner of WP; Member and Managing Director of EMW LLC
--------------------------- ---------------------------------------------------------------------
Pulak Prasad (2)            Vice President of EMW LLC
--------------------------- ---------------------------------------------------------------------

(1) - Citizen of Mauritius

(2) - Citizen of India

                                  Exhibit Index

Exhibit 99.1 Joint Filing Agreement, dated as of December 29, 2000, by and among the Reporting Entities.

Exhibit 99.2 Purchase Agreement, dated as of December 22, 2000, by and between Queenswood Investments Limited and Intel Corporation.

Exhibit 99.3 Amended and Restated Shareholders' Rights Agreement, dated as of February 2000, among the Company, Queenswood and certain other shareholders of the Company.